VIA EDGAR	February 7, 2014

Ryan Adams
J. Nolan McWilliams
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Amendment #2 Registration Statement on Form S-1
Filed January 13, 2014
File No. 333-192804

On behalf of Embarr Downs, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated January 24, 2014.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

 General

1. We note your response to our prior comment 1 and reissue. Please include this “pro forma” financial information in the body of your prospectus, not as an attached exhibit.

Revised to include the pro forma in the body.  We kept Exhibit 99.1 for the break out of the expenses.

Registration Statement Cover Page

2. We note your response to our prior comment 5 and reissue in part. Please revise footnote (1) to track the language of Rule 416(b), which is limited to stock splits or stock dividends.

Revised.

Prospectus Summary, page 6
Financing Requirements, page 8

3. In light of your revised disclosure concerning financing, please disclose the party with which you entered into your unsecured convertible promissory note.

Revised to include the name of the parties.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Embarr Downs, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President